UI
SECURITIES AN
Wash

06007020

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AB 3/29/06

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SEC FILE NUMBER
8-66029

RECEIVED MAR 2006 199 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starpoint Securities, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10308 State Line Road, Suite 600
(No. and Street)

Leawood Kansas 66206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prestia Vick & Associates, LLC
(Name – *if individual, state last, first, middle name*)

3130 Broadway Kansas City Missouri 64111
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven R. Hook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starpoint Securities, L.C., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC – State of Kansas
MERIDITH T. BIHUNIAK
My Appt. Exp. 12/29/08

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARPOINT SECURITIES, L.C.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

CONTENTS

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA

BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Starpoint Securities, L.C.:

We have audited the accompanying statements of financial condition of Starpoint Securities, L.C., as of December 31, 2005 and 2004, and the related statements of operations, changes in Members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years ended December 31, 2005 and 2004. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Starpoint Securities, L.C. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Prestia Vick & Associates, LLC

February 15, 2006

STARPOINT SECURITIES, L.C.

Statements of Financial Condition

December 31, 2005 and 2004

		2005	2004
Assets			
Current assets:			
Cash and cash equivalents	$	149,384	452,214
Liquidity rebates receivable		55,986	185,435
Clearance account receivable		571,188	767,131
Total current assets		776,558	1,404,780
Office furniture and equipment		93,031	93,031
Less accumulated depreciation		57,894	28,765
Net office furniture and equipment		35,137	64,266
Other assets:			
Organization cost (net of amortization of $316 and $197, respectively)		276	395
Clearinghouse deposits		250,000	250,000
Other deposits		3,981	3,981
Total other assets		254,257	254,376
Total assets	$	1,065,952	1,723,422
Liabilities and Members' Equity			
Current liabilities:			
Accounts payable	$	48,870	68,707
Members' equity:			
Members' contributions		594,975	667,875
Retained earnings		422,107	986,840
Total members' equity		1,017,082	1,654,715
Total liabilities and members' equity	$	1,065,952	1,723,422

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statements of Operations

Years Ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Liquidity rebate income	$	1,398,180	2,775,219
Tape rebate income		666,824	429,548
Realized trading gain (loss)		538,120	(660,664)
Interest income		18,863	4,470
Total revenue		2,621,987	2,548,573
Expenses:			
Clearing charges		399,311	453,723
Fees - Securities Exchange Commission		1,174,500	726,912
Commissions and fees - other		53,142	-0-
Consulting fees		116,410	-0-
Connectivity charges		183,058	113,611
Depreciation and amortization		29,248	19,436
Other operating and administrative expenses		91,951	58,714
Total expenses		2,047,620	1,372,396
Net earnings	$	574,367	1,176,177

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statement of Changes in Members' Equity

For the Years Ended December 31, 2004 and 2005

	Units Issued and Outstanding		Members' Contribution		Retained Earnings		Total
Balances at December 31, 2003	1,301	$	371,100	$	(57,337)	$	313,763
Members' contributions	229		296,775		-0-		296,775
Net income, year ended December 31, 2004	-0-		-0-		1,176,177		1,176,177
Distributions to members	-0-		-0-		(132,000)		(132,000)
Balances at December 31, 2004	1,530		667,875		986,840		1,654,715
Net income, year ended December 31, 2005	-0-		-0-		574,367		574,367
Distributions to members	-0-		-0-		(742,000)		(742,000)
Purchase of member interest	(557)		(72,900)		(397,100)		(470,000)
Balances at December 31, 2005	973	$	594,975	$	422,107	$	1,017,082

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	574,367	1,176,177
Adjustments to reconcile net income to net cash generated by operating activities:			
Depreciation and amortization		29,248	19,436
Change in current assets and liabilities:			
Decrease (increase) in:			
Liquidity rebates receivable		129,449	(171,359)
Clearance account receivable		195,943	(759,618)
Increase (decrease) in accounts payable		(19,837)	56,046
Net cash generated by operating activities		909,170	320,682
Cash flow from investing activities:			
Purchase of fixed assets		-0-	(62,884)
Other deposits made		-0-	(3,706)
Net cash used by investing activities		-0-	(66,590)
Cash flow from financing activities:			
Members' contributions		-0-	296,775
Purchase of member interest		(470,000)	-0-
Distributions to members		(742,000)	(132,000)
Net cash provided (used) by financing activities		(1,212,000)	164,775
Net increase (decrease) in cash		(302,830)	418,867
Cash and cash equivalents at beginning of period		452,214	33,347
Cash and cash equivalents at end of period	$	149,384	452,214

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended December 31, 2005 and 2004

There were no liabilities subordinated to the claims of creditors at the beginning or end of either period or at any time during the periods.

1) Description of Business and Summary Of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Description of Business
Starpoint Securities, L.C. (Company) is a securities broker formed to carry out proprietary program trading. The Company does not have any customers. They are a member of the Pacific Exchange. The Company was formed and funded in June 2003.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Clearance Account and Clearinghouse Deposits
A portion of the account receivable from the Company's clearinghouse represents deposits made to carry on business and is classified as a non-current asset. The remainder is considered a currently available balance.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment
Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method. The useful lives of the related assets are from three to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

Income Taxes
The Company is a Limited Company that files as a partnership with the Internal Revenue Service, therefore, no taxes are recorded at the Company level.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Prior Year Reclassification
Certain amounts relating to the prior year have been reclassified to conform to current year presentation.

2) **Purchase of Member Interest**

Effective June 30, 2005, the Company purchased 557 units, the entirety of one member's ownership, from the member for a cost of $470,000. Members' contributions on the accompanying statement of financial position was reduced by $72,000 to reflect the retirement of the member's contributed capital, and retained earnings was reduced by the balance of the purchase price, $397,100.

3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of a minimum net capital amount, as defined. At December 31, 2005, the Company had net capital under the definition contained in the rule of $949,770, which was $849,770 in excess of its required net capital of $100,000.

4) **Material Inadequacies**

None noted.

5) **Commitment**

The Company has entered into a lease for office space which expires in August 2007. Commitments under this lease, by year ending December 31, are as follows:

2006	$	23,886
2007		15,924

Rental expense under operating leases for office space during the years ended December 31, 2005 and 2004 were $25,876 and $12,362, respectively.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2005

STARPOINT SECURITIES, L.C.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total members' equity	$	1,017,082
Ownership equity not allowable for net capital:		
Accounts receivable		27,918
Other assets		4,257
Office furniture and equipment		35,137
Net capital	$	949,770
Aggregate Indebtedness		
Total aggregate indebtedness	$	21,435
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	849,770
Ratio: aggregate indebtedness to net capital		.023 to 1

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2005)

Total ownership equity qualified for net capital per December 31, 2005, Part II A	$	1,017,834
Increase in accounts payable		(63)
Decrease in office furniture and equipment		(689)
Total ownership equity qualified for net capital per December 31, 2005, audit report	$	1,017,082
Non-allowable assets per December 31, 2005 Part II A	$	68,001
Decrease in office furniture and equipment		(689)
Non-allowable assets per December 31, 2005 audit report	$	67,312
Net capital, as reported in Company's Part II A	$	949,833
Increase in accounts payable		(63)
Net capital per December 31, 2005 audit report	$	949,770

STARPOINT SECURITIES, L.C.

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA

BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Starpoint Securities, L.C.:

In planning and performing our audit of the financial statements of Starpoint Securities, L.C. for the year ended December 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Prestia Vick & Associates, LLC

February 15, 2006